File No. 82-1264

RECEIVED

2008 JUL -1 A 7:59

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

June 26, 2008

[redacted]

08003533

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

We have made public on June 26, 2008, the following messages.

- Bridgestone to Raise Tire Prices in Japan

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

Yoshio Neagari
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

PROCESSED
JUL 0 3 2008
THOMSON REUTERS

dlw 7/1

BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

Bridgestone to Raise Tire Prices in Japan

Tokyo (June 26, 2008) – Bridgestone Corporation ("Bridgestone") announced today that it will raise prices on September 1, 2008 for tires, tubes and flaps sold in the replacement market in Japan. This applies to both summer and winter tires. Specific price increases include 5.0% for passenger car and light truck tires, 7.0% for truck and bus tires, 10.0% for off-the-road tires, 7.0~10.0% for industrial vehicle tires, 3.0~10.0% for motorcycle tires, 7.0% for other kinds of tires, and 10.0% for tubes and flaps. (Figures are average)

Although Bridgestone raised prices in March this year (April for winter tires) to mitigate the rising cost of raw materials, the price of natural rubber has continued to increase. In addition, the price of petrochemical-based materials such as synthetic rubber and carbon black remain at high levels, in-line with historic highs in the price of crude oil.

Bridgestone has endeavored to mitigate the increases in raw material prices through continuous measures aimed at increasing productivity and enhancing efficiencies. However, the cost increases have proven too large and persistent to be absorbed entirely through internal measures.

Bridgestone will also ask original equipment manufacturers for significant increases in their tire prices.

-end-

END